May 17, 2018

Dear Twitter Inc. Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 5 on the proxy card, which asks our Company to provide a report on Content Governance. The proposal makes the following request:

RESOLVED: Shareholders request Twitter issue a report to shareholders, at reasonable cost, omitting proprietary or legally privileged information, reviewing the efficacy of its enforcement of its terms of service related to content policies and assessing the risks posed by content management controversies (including election interference, fake news, hate speech and sexual harassment) to the company’s finances, operations and reputation.

SUPPORTING STATEMENT: Proponents recommend the report include assessment of the scope of platform abuses, impacts on free speech, and address related ethical concerns.

Twitter is facing mounting risks from content shared on its platform that has spanned the gamut from hate speech to violence to political subterfuge. The social platform’s ability to assess its content governance, reporting mechanisms, and enforcement capabilities will inform how successfully the Company will navigate a complex landscape.

In October 2017, for example, through his personal Twitter account, CEO Jack Dorsey published a nine-part “tweetstorm” in which he addressed the issue of Twitter users who were being “silenced” by “unwanted sexual advances, non-consensual nudity, hate symbols, violent groups, and tweets that glorifies (sic) violence.” He admitted that steps taken by the Company in 2016 were “still not enough” and promised to “take a more aggressive stance in our rules and how we enforce them.”1

It is clear, however, that Twitter’s response to mounting controversies continues to be problematic. For example, a May 2018 report by the Anti-Defamation League (ADL) estimated that about 3 million Twitter users posted or re-posted at least 4.2 million anti-Semitic tweets in English over a 12-month period ending in January 2018. ADL national director and CEO Jonathan Greenblatt said the data showed many used Twitter as a “megaphone to harass and intimidate Jews.”2

Implementing the Proposal would represent a proactive step toward greater accountability in addressing the global controversies surrounding Twitter. We believe the Company would benefit from transparent reporting mechanisms and a comprehensive, forward-looking approach to the many problems identified by the press, legislators, regulators, advocacy groups and Twitter’s own users.

We believe shareholders should vote “FOR” the proposal for the following reasons:

1.	Twitter’s controversies have a direct impact on the Company’s market value.

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1 https://twitter.com/jack/status/919028956333879296?ref_src=twsrc%5Etfw&ref_url=http%3A%2F%2Fmoney.cnn.com%2F2017%2F10%2F14%2Ftechnology%2Fbusiness%2Fjack-dorsey-tweets%2Findex.html&tfw_site=CNNMoney
2 http://time.com/5267889/twitter-users-anti-semitic-messages/

a)
At the same time Facebook Inc. has attracted widespread public attention related to its Cambridge Analytica data breach scandal – and a subsequent dramatic decline in market value - a report by Institutional Shareholder Services (ISS) concluded that “Facebook is far from the only company in the Technology Sector to have issues concerning data privacy” and many companies “face the same risks as Facebook concerning data security concerns, as these problems are inherent to the business.”

b)
The financial risks of fines and regulation by governments, lost advertising revenue, and a soured corporate reputation may impact investment returns. Additionally, users may leave the social media platform if they feel that Twitter’s content lacks integrity.

c)
The Company must confront new challenges presented by the European Union’s General Data Protection Regulation (GDPR), which becomes effective May 25, 2018. The GDPR permits users to opt-out of Twitter’s targeted advertising, which could reduce advertising revenue for the Company. In addition, violating GDPR mandates could subject the Company to fines of up to 4 percent of annual revenues.

d)
In the United States, a majority of Americans say tougher government regulations are needed to rein in the power of Twitter and other social media companies, according to a CBS News/YouGov poll released April 10, 2018.[3]

2.	The controversies surrounding Twitter constitute a significant public policy issue:

a)
As of April 2018, Twitter reports it has more than 336 million monthly active users worldwide.[4] The Twitter platform has enormous impact on political discourse: the U.S. President’s tweets are taken as “official statements.”[5]

b)
During a Congressional hearing in October 2017, the Company acknowledged its role in enabling Russia’s influence on the 2016 US presidential campaign. Twitter’s acting general counsel Sean Edgett admitted that the platform had been greatly abused “to attempt state-sponsored manipulation of elections.”[6] Further, in an update report in January 2018, the Company revealed that the manipulation during the 2016 US presidential election was far more serious than initially reported.[7] This raises critical concerns about the robustness of Twitter’s content governance approach and accountability to investors.

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3 http://thehill.com/policy/technology/382413-majority-calls-for-more-regulations-against-facebookTwitter-poll
4 http://files.shareholder.com/downloads/AMDA-2F526X/6265661770x0x978181/2FD6D58F-A930-4EB2-90B0-9C3A120648DE/Q1_2018_Shareholder_Letter.pdf
5 https://www.cnn.com/2017/06/06/politics/trump-tweets-official-statements/index.html
6 https://www.nytimes.com/2017/10/31/us/politics/facebook-twitter-google-hearings-congress.html
7 https://www.recode.net/2018/1/19/16911538/twitter-russia-congress-2016-election-trump

c)
The Company has also been under fire in recent years for inadequate responses to terrorist-related content. In 2016, Twitter was sued by a widow whose husband was killed in Jordan. The woman claimed that Twitter gave Islamic State “unfettered ability” to thrive.[8] One year later, the Company was sued by relatives of the victims of the 2015 San Bernardino attack for allowing the Islamic State to flourish on the platform.[9] In addition to attracting extensive media exposure and public attention, these high-profile cases pushed the US government to launch a task force fighting against extremist groups online activities.[10]  In August 2016, the UK parliament cited Twitter, together with several other social media giants, for “consciously failing” to tackle terrorism content. The Parliament said these platforms had become “the vehicle of choice in spreading propaganda and the recruiting platforms for terrorism.”[11]

3.	Twitter continues to have a mixed track record of protecting users from election interference, fake news, hate speech, sexual harassment, privacy breaches, and violence.

a)
In a tweet on March 1, 2018, CEO Jack Dorsey acknowledged that previously Twitter “didn’t fully predict or understand the real-world negative consequences” of its services.[12] Mr. Dorsey further admitted that the Company had “witnessed abuse, harassment, troll armies, manipulation through bots and human-coordination, misinformation campaigns, and increasingly divisive echo chambers” and its “inability to address it fast enough.”[13] On the same day, the Company launched “Twitter Health Metrics Proposal Submission” to seek the public’s help to develop a system of metrics to measure Twitter’s “health.”[14] Recode, an influential trade publication, observed: “The company is now asking an important question: What role do we play in the health of our users? It’s a question Twitter might not want the answer to.”[15]

b)
In the era of #MeToo, Twitter has not adequately addressed the unfortunate role of social media in perpetuating sexual harassment. One in five women ages 18 to 29 is sexually harassed online according to Pew Research Center, 83% of whom believe it is a major problem.  Following a women’s boycott in October 2017, the company made changes to Twitter’s policy regarding hateful content, including sexual harassment on the platform. Despite this, CEO Jack Dorsey noted, “we’re still not doing enough.”

c)
According to the 2018 Corporate Accountability Index, compiled by Ranking Digital Rights, “Twitter ranked fifth out of 12 internet and mobile ecosystem companies, disclosing less about its policies affecting privacy than most of its U.S. peers…Twitter disclosed less than Google, Microsoft, Apple, and Oath about policies affecting users’ privacy, but more than Facebook.”[16]

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8 https://www.reuters.com/article/us-twitter-isis-lawsuit-idUSKCN0US1TA
9 https://www.reuters.com/article/us-sanbernardino-attack-lawsuit-idUSKBN1802SL
10 https://www.nytimes.com/2016/01/09/world/middleeast/white-house-officials-to-meet-with-tech-leaders-on-thwarting-terrorists.html
11 https://www.parliament.uk/business/committees/committees-a-z/commons-select/home-affairs-committee/news-parliament-2015/radicalisation-report-published-16-17/
12 https://twitter.com/jack/status/969234278167949313
13 https://twitter.com/jack/status/969234279321419776?lang=en
14 https://blog.twitter.com/official/en_us/topics/company/2018/twitter-health-metrics-proposal-submission.html
15 https://www.recode.net/2018/3/1/17067070/twitter-tweets-abuse-harassment-health-measurement-safety-jack-dorsey
16 https://rankingdigitalrights.org/index2018/companies/twitter/

d)
Twitter’s content-related policies[17] do not substantively address enforcement of Twitter’s content rules. Although the Company and its CEO have repeatedly emphasized the importance of enforcement[18] and the Company’s policies have mapped how enforcement will be imposed,[19] the Company does not systematically publicly report on the success (or result) of its enforcement efforts.[20] And the public is still suspicious of whether Twitter will enforce policies consistently.[21] The Company has at times responded vaguely to questions on this front, admitting its awareness of enforcement problems. In the Company’s official blog posted on December 18, 2017, it states, “[i]n our efforts to be more aggressive here, we may make some mistakes and are working on a robust appeals process. We’ll evaluate and iterate on these changes in the coming days and weeks, and will keep you posted on progress along the way.”[22] The Company did provide updated reports afterwards,[23] but an efficient and complete evaluation cannot be fulfilled without a systematic and objective report mechanism which could regularly disclose to the public how the Company has performed its enforcement promise.

Conclusion:

Now is the time for Twitter to evaluate the risks that arise when users violate its terms of service. We believe the potential harm to the Company’s reputation, finances, and operations warrants a closer look at the fallout of recent controversies, the material risks to shareholder value, and the efficacy of current policies, procedures, and corrective strategies.

Leading Proxy Advisor Institutional Shareholder Services (ISS) recommends support:

“A vote FOR this proposal is warranted, because a report on assessing the effectiveness of enforcement of content policies could help provide shareholders with valuable information on how well the company is assessing and mitigating content-related controversies.“

We urge your support for our proposal.

Please contact Natasha Lamb at 978-704-0114 or natasha@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb	Michael Connor
Managing Partner	Executive Director
Arjuna Capital	Open MIC (Open Media and
Information Companies Initiative)

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17 https://help.twitter.com/en/rules-and-policies#twitter-rules
18 https://blog.twitter.com/official/en_us/topics/company/2017/safetypoliciesdec2017.html
19 https://help.twitter.com/en/rules-and-policies/hateful-conduct-policy
20 The Company regularly published transparency report regarding certain practices, but the report does not include the enforcement efforts regarding implementing the content policies. See the transparency report page: https://transparency.twitter.com/en.html
21 https://www.theverge.com/2017/12/18/16789606/twitter-new-safety-policies-hate-groups
22 https://blog.twitter.com/official/en_us/topics/company/2017/safetypoliciesdec2017.html
23 https://blog.twitter.com/official/en_us/topics/product/2018/Serving_Healthy_Conversation.html